December 28, 2005



Mr. Thomas Staples
Chief Financial Officer
Presidential Associates I L.P.
7 Bulfinch Place, Suite 500
P.O. Box 9507
Boston, MA  02114

Re:   Presidential Associates I L.P. (Presidential)
         Form 10-KSB for the year ended December 31, 2004, as amended
         File No.:  0-12210

Dear Mr. Staples:

      We note that the report of Reznick Group, P.C. (principal auditor) on the financial statements of Presidential (issuer) for the two years ended December 31, 2004 refers to the report of another auditor for the audit of Presidential Towers, an entity in which Presidential owns a limited partnership interest. The report of this other auditor on the financial statements of Presidential Towers states that the audit was conducted in accordance with auditing standards generally accepted in the United States of America.

	When part of an issuer`s audit is performed by another
auditor,
the principal auditor may divide responsibility with the other auditor by making reference to the other auditor in his or her report, or the principal auditor may take responsibility for the work of the other auditor by not making reference to the other auditor. In either case, Regulation S-X requires that all parts of the audit be performed in accordance with GAAS, regardless of who performs the
work. Note that the SEC has stated in Release No. 34-49708 Commission Guidance Regarding the Public Company Accounting Oversight
Board`s Auditing and Related Professional Practice Standard No. 1
that "references in Commission rules....to GAAS or to specific standards under GAAS, as they relate to issuers, should be understood to mean the standards of the PCAOB plus any applicable rules of the
Commission."

	Therefore, when the principal auditor of an issuer chooses to make reference to the report of another auditor, the other auditor`s report must state that the audit was conducted in accordance with the standards of the PCAOB (see the PCAOB`s Auditing Standard No. 1 for this requirement). It is not appropriate for the report of the other auditor to only refer to auditing standards generally accepted in the
United States of America. Also, please note that the other auditor is also expected to comply with the SEC`s auditor independence requirements outlined in Rule 2-01 of Regulation S-X.

	Please advise us of your plans to correct this deficiency in Presidential`s Form 10-KSB. Please respond within five business days of receipt of this letter. You may advise the staff if additional time is needed to reply. If you have any questions, please call me or Louise Dorsey at (202) 551-3400.


							Sincerely,



							Stephanie L. Hunsaker
							Associate Chief Accountant
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Presidential Associates I L.P.
December 28, 2005
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